UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                                PARIS CORPORATION
                                -----------------
                                (Name of Issuer)


                     Common Stock, $.004 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    699556106
                                 --------------
                                 (CUSIP Number)

                          Frederick W. Dreher, Esquire
                          Duane, Morris & Heckscher LLP
                             4200 One Liberty Place
                      Philadelphia, Pennsylvania 19103-7396
                                 (215) 979-1234
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 23, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 699556106

-------------------------                             --------------------------
CUSIP No. 699556106                                       Page 2 of 6 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSONS
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
      |
      |      Henry Partners, L.P.
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      |                                                                (a) |_|
      |                                                                (b) |X|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS (See Instructions)
      |
      |      Not Applicable
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |       State of Delaware
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        175,500 Shares
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |        None
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        175,500 Shares
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |        None
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     175,500 Shares
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES (See Instructions)
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |    4.94%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |        PN
    |
--------------------------------------------------------------------------------

-------------------------                             --------------------------
CUSIP No. 699556106                                       Page 3 of 6 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSONS
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
      |
      |      Henry Investment Trust
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      |                                                                (a) |_|
      |                                                                (b) |X|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS (See Instructions)
      |
      |      Not Applicable
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |       Commonwealth of Pennsylvania
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        175,500 Shares
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |        None
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        175,500 Shares
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |        None
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     175,500 Shares
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES (See Instructions)
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |    4.94%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |        OO
    |
--------------------------------------------------------------------------------

-------------------------                             --------------------------
CUSIP No. 699556106                                       Page 4 of 6 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSONS
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
      |
      |      David W. Wright
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      |                                                                (a) |_|
      |                                                                (b) |X|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS (See Instructions)
      |
      |      Not Applicable
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |       United States of America
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        175,500 Shares
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |        None
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        175,500 Shares
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |        None
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     175,500 Shares
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES (See Instructions)
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |    4.94%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |        IN
    |
--------------------------------------------------------------------------------

CUSIP No.  699556106                             Page    5    of    6    Pages
          -----------                                 -------    -------


Item 1.  Security and Issuer.

     This statement (the "Statement") relates to the common stock, par value $.004 per share (the "Common Stock"), of Paris Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 122 Kissel Road, Burlington, NJ 08016.

Item 2.  Identity and Background.

     No change from Amendment No. 1.


Item 3.  Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4.  Purpose of Transaction.

     The Reporting Persons are filing this Amendment No. 2 to their Schedule 13D ("Amendment No. 2") to report the sale of 30,000 shares of Common Stock of the Issuer which causes the Reporting Persons to cease to be the beneficial owner of more than 5% of the Common Stock of the Issuer.

Item 5.  Interest in Securities of Issuer.

     (i) As of the date of this Statement, Henry beneficially owns, and Henry Investment Trust ("HIT") and Wright may be deemed to own beneficially, 175,500 shares of the Issuer, constituting 4.94% of the Common Stock. This percentage is based on the belief of the Reporting Persons that 3,554,645 shares of Common Stock of the Issuer were outstanding as of December 18, 1998, as set forth in the Issuer's definitive proxy statement for its annual meeting of shareholders scheduled for February 5, 1999.

     (ii) Henry, HIT and Wright have sole voting and dispositive power with respect to 175,500 shares of the Issuer.

     (iii) During the past 60 days, the Reporting Persons have engaged in the following transaction in shares of the Issuer:

                                   Number of                        Price Per
            Date                  Shares Sold                         Share
            ----                  -----------                        ------
          11/23/99                   30,000                          $2.00
                                                                     ------

     The above transaction was effected in the open market through the National Association of Securities Dealers, Inc. Automated Quotation System (Nasdaq). The Reporting Persons beneficially own no shares of the Issuer except as set forth herein.

CUSIP No.  699556106                              Page    6    of    6    Pages
          -----------                                  -------    -------

     (e) On November 23, 1999, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     No change from Amendment No. 1.

Item 7.  Materials to be filed.

     None. No joint filing agreement has been established, and this Amendment No. 2 has been signed by each filing party.



SIGNATURES:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              HENRY PARTNERS, L.P.
                              By:  Henry Investment Trust its general partner


Date:  November 24, 1999           By:____________________________________
                                       David W. Wright, Managing Trustee



                              HENRY INVESTMENT TRUST


Date: November 24, 1999            By:__________________________________________
                                       David W. Wright, Managing Trustee



Date: November 24, 1999            _____________________________________________
                                   David W. Wright